BY EDGAR TRANSMISSION

April 18, 2016

Mr. Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Principal Funds, Inc.
Response to SEC Staff Comments on:
Proxy Statement on Schedule 14A
Pursuant to Securities Exchange Act of 1934
Registration No: 811-07572

Dear Mr. Rakestraw:
This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to a follow-up comment of the staff of the Securities and Exchange Commission which you communicated to me by telephone on April 15, 2016.

Comment 1. In supplemental correspondence, please disclose whether the Registrant’s Board of Directors took into consideration the recent SEC enforcement action against Guggenheim Partners Investment Management, LLC (“Guggenheim”) when approving Principal Global Investor (“PGI”) as a replacement sub-advisor.

Response. Principal Management Corporation’s concerns with the recent SEC enforcement action did play a role in the Board’s decision to terminate the Fund’s sub-advisory relationship with Guggenheim.  Such concerns, however, did not play a role in the affirmative approval of the sub-advisory agreement with PGI.

Please call me at 515-235-9328 or Jennifer Block at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.